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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32672

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOUTHWESTERN CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CASTLE HILLS, 1100 N.W. LOOP 410, SUITE 700
                              (No. and Street)

SAN ANTONIO	TEXAS	78213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. RODRIGUEZ   (210) 344-9101
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARTINEZ, GARCIA & COMPANY, LLP
                    (Name — if individual, state last, first, middle name)

15454 TRADESMAN DRIVE,	SAN ANTONIO,	TEXAS	78249-1319
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 6 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, __ROBERT G. RODRIGUEZ_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SOUTHWESTERN CAPITAL MARKETS, INC._____, as of ___DECEMBER 31_____,X~~19~~X~~20~~2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

TERRY S BREZINSKY
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-28-2004

_____
Signature

2-28-01 President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Sturcture Required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS



Martinez, Garcia & Company, LLP   *Certified Public Accountants*


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Southwestern Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Southwestern Capital Markets, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwestern Capital Markets, Inc. as of December 31, 2001, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Martinez, Garcia + Company, LLP

Martinez, Garcia & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 15, 2002

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	515,753
Cash on Deposit with Clearing Broker		150,428
Accounts Receivable		3,768
Furniture and Equipment at Cost		
Less Accumulated Depreciation of $38,357		-
Notes Receivable - Related Parties		72,504
Interest Receivable - Related Parties		4,713
Other Assets		23,332
TOTAL ASSETS	$	770,498

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	49,909
Accrued Expenses		155,426
Total Liabilities		205,335

STOCKHOLDERS' EQUITY

Convertible Preferred Stock, No Par		
Value 1,000,000 Shares Authorized,		
16,000 Shares Issued and Outstanding		128,000
Common Stock, No Par Value, 1,000,000 Shares		
Authorized, 156,500 Shares Issued and 153,500 Outstanding		209,231
Retained Earnings		227,932
Total Stockholders' Equity		565,163
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	770,498

The accompanying notes are an integral part of these financial statements.

4

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues		
Investment Banking	$	1,839,210
Other		18,668
Total Revenues		1,857,878
Expenses		
Bond Sales Fees		32,528
Employee Compensation and Benefits		687,230
Consulting		236,453
Professional Fees		84,092
Rent		67,849
Depreciation		1,460
Other Operating Expenses		563,591
Total Expenses		1,673,203
Income Before Federal Income Tax Expense		184,675
Federal Income Tax Expense		56,427
NET INCOME	$	128,248

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

| | Capital Stock | | Retained | Total Stockholders' |
	Preferred	Common	Earnings	Equity
Balances at December 31, 2000	$ 128,000	$ 209,231	$ 99,684	$ 436,915
Net Income for 2001	-	-	128,248	128,248
Balances at December 31, 2001	$ 128,000	$ 209,231	$ 227,932	$ 565,163

The accompanying notes are an integral part of these financial statements.

6

SOUTHWESTERN CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	128,248
Adjustments to Reconcile Net Income to Net Cash Provided		
By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Accounts Receivable		140,658
Interest Receivable		(301)
Other Assets		2,466
Increase (Decrease) in Operating Liabilities:		
Accounts Payables and Accrued Expenses		151,462
Total Adjustments		294,285
NET CASH PROVIDED BY OPERATING ACTIVITIES		422,533
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in Note Receivable - Related Party		(4,412)
NET CASH USED FOR INVESTING ACTIVITIES		(4,412)
INCREASE IN CASH		418,121
CASH AT BEGINNING OF THE YEAR		248,060
CASH AT END OF THE YEAR	$	666,181
Supplemental disclosures of cash flow information:		
Income tax payments	$	4,606
Interest Expense	$	4,000

The accompanying notes are an integral part of these financial statements.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2001

NOTE 1:   NATURE OF ORGANIZATION

Southwestern Capital Markets, Inc., a Texas Corporation (the Company), was incorporated on May 17, 1983. The Company was registered with the Securities and Exchange Commission on January 10, 1985. The Company is engaged in the business of municipal financing, which has included participation in underwriting syndicates for tax exempt bond offerings, sales of these bonds in the primary and secondary market and providing financial advisory services to entities with bonding authority in the United States.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the trade or settlement date, whichever is applicable under the circumstances.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Trading Securities
Trading securities are initially recorded at cost and carried at fair market value with unrealized holding gains and losses flowing through current operations.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables

Receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement Among Underwriters for the particular underwriting's involved.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the accelerated method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Income Taxes

The tax effects of transactions are recognized in the same period as they are reported for financial statement purposes, regardless of the period in which such items are recognized for tax purposes. The deferred taxes arise as a result of differences in income and expenses recognized for tax purposes and income and expenses recognized for financial reporting purposes.

NOTE 3:   CONCENTRATION OF CREDIT RISK

Cash is deposited in two financial institutions; one insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC), and the other insured up to $100,000 by the Securities Investor Protection Corporation (SIPC). Additionally, the SPIC insures securities up to a maximum of $500,000. As of December 31, 2001, the Company had $367,384 of deposits in excess of FDIC coverage, $152,679 of deposits in excess of SIPC coverage, and $0 of securities in excess of SPIC securities coverage.

In management's view, there is a significant concentration of credit risk in the Company's trade accounts. Management believes concentrations of credit risk in accounts receivable are limited due to its governmental and corporate clients which management believes are credit quality.

NOTE 4:   TRADING SECURITIES

In the normal course of business, the Company purchases securities, which it classifies as trading securities.

SOUTHWESTERN CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
For the Year Ended December 31, 2001

NOTE 5:   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2001 consists of the following:

COST OR BASIS OF PROPERTY

	Balance December 31, 2000	Additions	Deletions	Balance December 31, 2001
Furniture & Fixtures	$ 16,907	$ -	$ -	$ 16,907
Leasehold Improvements	-	-	-	-
Office Equipment	9,665	250	-	9,915
Computer Equipment	10,325	1,210	-	11,535
Total	$ 36,897	$ 1,460	$ -	$ 38,357

ACCUMULATED DEPRECIATION

	Balance December 31, 2000	Additions	Deletions	Balance December 31, 2001
Furniture & Fixtures	$ 16,907	$ -	$	$ 16,907
Leasehold Improvements	-	-		-
Office Equipment	9,665	250		9,915
Computer Equipment	10,325	1,210		11,535
Total	$ 36,897	$ 1,460	$ -	$ 38,357

NOTE 6:   OPERATING LEASES

The Company has month-to-month lease agreements for office space and equipment. Rental expense for the year ended December 31, 2001, totaled $67,849 and included $7,715 for office space which was leased from the daughter of the Company's president and majority stockholder (see NOTE 11).

NOTE 7:   **CORRESPONDENT AGREEMENT WITH CLEARING BROKER**

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $150,000.

NOTE 8:   **CAPITAL STOCK**

One hundred percent (100%) of dividends declared and paid by the Company during any period in which convertible preferred stock is issued and outstanding shall be to the holders of the convertible preferred stock in proportion to their holdings; provided, however, that such preference does not include the period in which the convertible preferred stock is to be converted into common stock. Preferred stock is automatically converted to common stock at the point in time when the aggregate amount of dividends paid on convertible preferred stock since issuance is equal to the subscription price thereof. Preferences related to preferred stock terminate at that time. Dividends on preferred stock are declared at the discretion of the Board of Directors.

NOTE 9:   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $464,186, which was $364,186 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .44 to 1.

NOTE 10: INCOME TAX

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109 are as follows for the year ended December 31, 2001:

	Current	Deferred	Total
Federal	$ 56,427	$ -	$ 56,427

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary timing differences.

A reconciliation of income tax expense to the federal statutory rate is as follows for the year ended December 31, 2001:

Accrual for income tax expense	
at statutory rates	$ 61,166
Permanent differences	(4,739)
Total income tax expense	$ 56,427

NOTE 11: RELATED PARTY TRANSACTIONS

The majority stockholder and president of the Company is also the majority stockholder of Vaquero Capital Corporation, Inc. and Vaquero Investment Management Corporation. The Company pays Vaquero Capital Corporation, Inc. a monthly consulting fee for their services. However, Vaquero Capital Corporation, Inc. waives its rights to receive any payments from the Company if the existence of such a right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission or the rules of any national securities association or any self-regulated organization of which the Company may become a member.

During the year ended December 31, 2001, the Company made payments of $213,583 in consulting fees, $8,725 in bond sales fees to Vaquero Capital Corporation, Inc.

NOTE 11:   RELATED PARTY TRANSACTIONS - Continued

During the year ended December 31, 2001, the Company occupied office space leased from the daughter of the Company's president and majority stockholder. This is a month-to-month verbal lease agreement executed on September 1, 1999. The rental for the verbal lease is payable in monthly installments of $375 and was raised to $450 beginning on April 2001.

The Company has a total of eleven full time employees and two part time employees, which consist of the president and majority stockholder, three members of his immediate family and nine other employees. Total salaries for the related parties for the year ended December 31, 2001 were $331,750. In addition, the Company expects to contribute $49,763 on behalf of the related parties to the defined contribution pension plan (see NOTE 12).

At December 31, 2001, the following amounts were due from related parties in the form of unsecured notes receivable:

Vaquero Investment Management Corporation (VIMCO) - Due on December 31, 2001, accruing interest at 6.50%	$	72,504
Accrued Interest Receivable		4,713
Total VIMCO Note and Interest Receivable	$	77,217

On January 1, 2002, the VIMCO note was renewed and becomes due on December 31, 2002. The VIMCO note will accrue interest at 3.00%.

NOTE 12:   DEFINED CONTRIBUTION PENSION PLAN

The company maintains a Simplified Employee Pension (SEP) plan in accordance with Internal Revenue Code Section 401(k) covering all employees. The company may contribute up to a maximum of 15% of an eligible participants annual compensation. For 2001, the company expects to contribute $84,264 to the plan or approximately 15% of covered salaries and wages for the year.

NOTE 13:   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and that were subsequently settled, had no material effect on the financial statements as of that date.

Effective January 26, 2002, the Company executed a rental lease agreement for new office space in San Antonio, Texas. The term of the lease is from March 1, 2002, through February 28, 2007. The lease calls for monthly rental payments of $3,768 for the first twenty-four months and $3,957 for months twenty-five through sixty.

SOUTHWESTERN CAPITAL MARKETS, INC.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a -5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
 SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

NET CAPITAL

Total stockholders' equity	$	565,163
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		565,163
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		565,163
Deductions and/or charges		
A. Non-allowable assets		
Securities not readily marketable		-
Exchange memberships		-
Funds in excess of required clearing deposits		428
Notes and other receivables		77,217
Furniture, equipment, and leasehold improvements		-
Other assets		23,332
		100,977
B. Aged fails-to-deliver		-
C. Aged short security differences		-
D. Secured demand note deficiency		-
E. Commodity futures contracts and spot commodities - proprietary capital charges		-
F. Other deductions and/or charges		-
Net capital before haircuts on securities positions		464,186

SOUTHWESTERN CAPITAL MARKETS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
** SECURITIES AND EXCHANGE COMMISSION - Continued**
December 31, 2001

Haircuts on securities (computed, where applicable, pursuant to rule
   15c3-1(f))

A. Contractual securities commitments	-
B. Deficits in securities collateralizing secured demand notes	-
C. Trading and investment securities	-
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	-
D. Undue concentrations	-
E. Other	-

NET CAPITAL	$	464,186

AGGREGATE INDEBTEDNESS

Payable to brokers and dealers	$	-
Other accounts payable and accrued expenses		205,335
Total aggregate indebtedness	$	205,335

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000
Excess net capital	$	364,186
Excess net capital at 1000%	$	443,653
Ratio: Aggregate indebtedness to net capital		.44 to 1

SOUTHWESTERN CAPITAL MARKETS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
  SECURITIES AND EXCHANGE COMMISSION - Continued

December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
  (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (Unaudited)		
FOCUS report	$	565,759
Net audit adjustments		(104,026)
Other items, net		2,453
NET CAPITAL PER ABOVE	$	464,186

SOUTHWESTERN CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
  UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Southwestern Capital Markets, Inc., is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that all customer transactions are cleared through another broker and dealer on a fully disclosed basis in accordance with subparagraph (k) (2) (ii) of the Rule.



Martinez, Garcia & Company, LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Southwestern Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Southwestern Capital Markets, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Southwestern Capital Markets, Inc., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by Southwestern Capital Markets, Inc., in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Southwestern Capital Markets, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Southwestern Capital Markets, Inc., is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Southwestern Capital Markets, Inc., has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Southwestern Capital Markets, Inc.'s practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Martinez, Garcia & Company, LLP

Martinez, Garcia & Company, LLP
Certified Public Accountants
San Antonio, Texas

February 15, 2002

SOUTHWESTERN CAPITAL MARKETS, INC.

TABLE OF CONTENTS



Martinez, Garcia & Company, LLP

Certified Public Accountants



SOUTHWESTERN CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2001

With Independent Auditors' Report Thereon